Mizuho Securities USA LLC

Consolidated Statement of Financial Condition

March 31, 2020

With Report of Independent Registered Public Accounting Firm



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37710

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2019 (MM/DD/YY) AND ENDING 03/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mizuho Securities USA LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1271 Avenue of the Americas
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Kronenberg (212) 209 - 9499
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __David Kronenberg_____, swear that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Mizuho Securities USA LLC_____, as of _____March 31_____, 20__20__, are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Managing Director &

__Chief Financial Officer__
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition
- ☐ (c) Statement of Comprehensive Income
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Notes to Financial Statements
- ☐ (h) Computation of Net Capital
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (m) An Oath or Affirmation. Based on relief from the Commission staff and difficulties arising from COVID-19, this filing is without a notarization.
- ☐ (n) A copy of the SIPC Supplemental Report
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
- ☐ (q) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7
- ☐ (r) Statement of Cleared Swaps Customer Segregation Requirements and Funds Cleared Swaps Customer Accounts Under 4D(F) of the CEA
- ☐ (s) Computation of CFTC Minimum Net Capital Requirements
- ☐ (t) Supplementary Report of Independent Auditors on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mizuho Securities USA LLC

Consolidated Statement of Financial Condition
March 31, 2020

Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: + 1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Mizuho Securities USA LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Mizuho Securities USA LLC (the Company) as of March 31, 2020 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at March 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2002.
June 1, 2020

Mizuho Securities USA LLC

Consolidated Statement of Financial Condition

March 31, 2020
(In Thousands)

Assets

Cash and cash equivalents	$ 358,913
Cash and securities segregated for regulatory purposes	4,000,851
Collateralized agreements:	
Securities purchased under agreements to resell	11,068,620
Securities borrowed	3,777,915
Financial instruments owned, at fair value (including securities pledged of $5,091,660)	6,941,331
Securities received as collateral, at fair value	256,044
Receivables from brokers/dealers, clearing organizations and customers	4,860,618
Accrued interest and dividends receivable	31,009
Receivables from affiliates	26,547
Clearing and other deposits	320,456
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $104,941	43,578
Exchange memberships, at cost (fair value of $6,518)	5,185
Prepaid expenses	22,498
Other assets	77,728
Total assets	$ 31,791,293

Liabilities and member's equity

Short-term borrowings	$ 812,038
Collateralized agreements:	
Securities sold under agreements to repurchase	16,204,066
Securities loaned	2,079,517
Financial instruments sold, not yet purchased, at fair value	2,079,290
Obligations to return securities received as collateral, at fair value	256,044
Payables to brokers/dealers, clearing organizations and customers	8,475,415
Accrued interest and dividends payable	11,863
Accrued expenses and other liabilities	360,168
Total liabilities	$ 30,278,401
Subordinated borrowing	400,000
Member's equity	1,112,892
Total liabilities and member's equity	$ 31,791,293

The accompanying notes are an integral part of the Consolidated Statement of Financial Condition.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition

(In Thousands)

1. Organization and Description of Business

The Company

Mizuho Securities USA LLC (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of Mizuho Americas LLC ("MHA"). MHA is a bank holding company, which is ultimately wholly-owned by Mizuho Financial Group, Inc. ("MHFG"). MHFG is a holding company listed on the Tokyo, Osaka, and New York Stock Exchanges that provides comprehensive financial services through its subsidiaries.

The Company is registered as a broker-dealer with the SEC and a futures commission merchant with the U.S. Commodity Futures Trading Commission ("CFTC"). The Company is a member of U.S. Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company is a member of, or has access to, most major international futures exchanges. The Company's activities include securities and futures brokerage, origination and trading of debt and equity securities, and mergers and acquisitions ("M&A") advisory services. The Company is a primary dealer in U.S. government securities and, as such, participates in the Federal Reserve Bank of New York's open market operations and in auctions of U.S. Treasury securities.

Mizuho Securities Canada Inc. ("MSCN"), is a wholly owned subsidiary of the Company. MSCN participates in debt and equity underwritings in the Canadian marketplace and is a corporation organized under the laws of British Columbia, Canada. MSCN is registered as a broker-dealer, and is a dual member of FINRA, and the Investment Industry Regulatory Organization of Canada ("IIROC"), the Canadian national self-regulatory organization and is subject to the rules and regulations of both. The Company and MSCN utilize common personnel and facilities with applicable reimbursement arrangements.

The Company is the manager of Mizuho Capital Markets LLC ("MCM"), a wholly-owned subsidiary of MHA. MCM transacts in interest rate swaps and options, foreign currency swaps and other derivative products, and provides derivative clearing services to its affiliates. The Company and MCM utilize common personnel and facilities with applicable reimbursement arrangements.

2. Summary of Significant Accounting Policies

Consolidation

The Consolidated Statement of Financial Condition includes the accounts of the Company and its wholly owned subsidiary, MSCN. All material intercompany transactions have been eliminated.

Basis of presentation

The Consolidated Statement of Financial Condition is presented in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of estimates

The preparation of the Consolidated Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Consolidated Statement of Financial Condition. Actual results could differ from those estimates.

Cash and cash equivalents

The Company defines cash equivalents as highly liquid investments with initial maturities of three months or less, that are not used for trading purposes. The Company has no cash equivalents at March 31, 2020.

Cash and securities segregated for regulatory purposes

Included in cash and securities segregated for regulatory purposes on the Consolidated Statement of Financial Condition are qualified securities, as defined, maintained in a special reserve bank account for the exclusive benefit of customers pursuant to SEC Rule 15c3-3 and cash and securities segregated or held in separate accounts under the Commodity Exchange Act. At March 31, 2020, cash and securities segregated for regulatory purposes includes $2,328,648 in securities received in resale agreements (comprised of U.S. Treasuries), and $50,000 in U.S. Treasury securities owned, with the remaining $1,622,203 in cash.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Collateralized agreements

The Company's collateralized agreements include securities purchased under agreements to resell ("resale agreements"), securities sold under agreements to repurchase ("repurchase agreements"), and securities borrowed and loaned transactions. The Company records resale and repurchase agreements at contract price, plus accrued interest and securities borrowed and loaned at the amount of cash collateral advanced or received, adjusted for additional collateral obtained or received by the Company, plus accrued interest, and after applicable counterparty netting as shown in footnote 10. The amounts reported for collateralized agreements approximate fair value as these are short term in nature and interest rate movements have not caused a change in fair value.

It is the Company's general policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is reviewed daily and the Company may require counterparties to deposit additional collateral or may return collateral pledged when appropriate. In the same manner, the Company provides securities to counterparties in order to collateralize repurchase agreements.

Securities borrowed and loaned transactions are generally recognized on the Consolidated Statement of Financial Condition except where other securities are used as collateral. When the Company acts as a lender in a securities lending agreement and receives collateral in the form of securities that can be re-pledged or sold, it recognizes securities received as collateral and a corresponding obligation to return securities received as collateral at fair value in the Consolidated Statement of Financial Condition. At March 31, 2020, these balances are comprised of equity securities with a fair value of $256,044.

In securities borrowed transactions, the Company is required to deposit cash or other collateral with the lender in an amount generally in excess of the market value of securities borrowed. In securities loaned transactions, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, and obtains or returns additional collateral as necessary.

At March 31, 2020, the Company had obtained securities as collateral that could be re-pledged, delivered or otherwise transferred with a fair value of $58,630,486. This collateral was generally received under resale agreements and securities borrowed transactions. Of these securities,

2. Summary of Significant Accounting Policies (continued)

$55,229,548 was re-pledged, delivered or otherwise transferred, generally as collateral under repurchase agreements, securities lending agreements or to satisfy the Company's commitments under short sales.

The Company also enters into forward-starting collateralized financing agreements. These agreements represent off balance-sheet transactions until their start date, at which time they will be recorded as collateralized agreements in the Consolidated Statement of Financial Condition. At March 31, 2020, the Company had forward-starting collateralized agreements with start dates ranging from April 1, 2020 to April 2, 2020. The contract values of these transactions total $12,508,149 for resale and securities borrowing agreements and $4,297,813 for repurchase agreements.

Fair value measurements

The Company reports certain assets and liabilities at fair value on the Consolidated Statement of Financial Condition in accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). The Company has made no elections under the "Fair Value Option" in ASC 825, *Financial Instruments* ("ASC 825"), which allows the Company to irrevocably elect fair value as the initial and subsequent measurement attribute for most financial assets and liabilities on an instrument-by-instrument basis.

Financial instruments transactions

Financial instruments owned and financial instruments sold, not yet purchased, which include contracts for financial options and other derivative instruments, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices, where available. When quoted market prices are not available, the Company uses other market data, such as transacted prices for the same or similar financial instruments.

The Company utilizes benchmark prices and yields, as well as spreads over the yield curves for benchmark or similar financial instruments in measuring fixed income securities at fair value. Exchange-traded equities and exchange-traded funds ("ETFs") are measured at fair value using the closing price from the relevant exchanges. ETFs are adjusted to the fair value "NAV" (net asset value) price, which is calculated based on quoted prices for the underlying component stocks.

2. Summary of Significant Accounting Policies (continued)

Realized and unrealized gains and losses are recorded in the period during which the transaction or the change in fair value occurred.

Derivative financial instruments

The Company recognizes the fair value of all derivative financial instruments in the Consolidated Statement of Financial Condition as either assets or liabilities in financial instruments owned or financial instruments sold, not yet purchased, respectively. In accordance with ASC 815, *Derivatives and Hedging* ("ASC 815"), the Company nets certain derivative contracts with the same counterparty in the Consolidated Statement of Financial Condition. The Company records all derivative financial instruments at fair value. The Company does not apply hedge accounting as defined in ASC 815; therefore, certain of the disclosures required under ASC 815 are generally not applicable with respect to these financial instruments.

The fair values of derivative assets and liabilities traded in the over the counter ("OTC") market are determined using quantitative models that require the use of multiple market inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors, which are used to value the positions. The majority of market inputs are actively quoted and can be validated through external sources including brokers, market transactions and third party pricing services. The fair values of derivative assets and liabilities traded on exchanges are determined using exchange prices, market observations, or vendor based models. The fair value of derivative transactions represents the net receivable or payable (gain or loss) to the counterparty in the contract. Refer to footnote 11 for additional details of fair value measurements.

The Company applies the enhanced disclosure requirements for derivative instruments prescribed in ASC 815, which requires companies to disclose how derivative instruments (and any related hedged items) are accounted for, their location and amounts in a company's Consolidated Statement of Financial Condition, and their effect on its financial position. The enhanced disclosures required by ASC 815 are included in footnote 10.

Clearing and other deposits

The Company is a member of various clearing organizations at which it maintains cash and/or securities required to conduct its day-to-day clearance activities.

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Property, equipment and leasehold improvements

Property and equipment are depreciated on a straight-line basis over their estimated useful lives, ranging from three to ten years. Leasehold improvements are amortized over the shorter of the economic useful life of the asset or the remaining term of the lease. The Company's net balance on the Consolidated Statement of Financial Condition at March 31, 2020 is comprised of $8,727 in leasehold improvements, $32,000 in information technology assets, and $2,851 in furniture and fixtures.

Exchange memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on various exchanges, are recorded at cost and evaluated for impairment on at least an annual basis. If management were to ascertain that an other-than-temporary impairment in value has occurred, the exchange membership would be reported at a value that reflects management's estimate of the impairment. The Company recorded an impairment of $1,816 during the year ended March 31, 2020.

Principal transactions

Financial instruments owned and financial instruments sold, not yet purchased, (all of which are recorded on a trade-date basis) are carried at fair value with gains and losses reflected in principal transactions revenues in the Consolidated Statement of Comprehensive Income.

Interest and dividends

Securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and securities loaned contract amounts are recorded with accrued interest. Interest accrued on financial instruments owned at fair value and financial instruments sold, not yet purchased at fair value is recorded in accrued interest and dividends receivable and payable on the Consolidated Statement of Financial Condition.

Dividends are accrued on equity financial instruments owned and sold, not yet purchased on ex-dividend date. Dividends earned but unpaid are included in accrued interest and dividends receivable and payable on the Consolidated Statement of Financial Condition.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Commissions

The Company earns commissions from customer transactions primarily in futures clearing and execution and equity securities transactions. Commission revenues and related clearing expenses are recorded on a trade date basis.

Investment banking

Investment banking revenues include gains, losses, and fees arising from debt and equity securities offerings in which the Company acts as an underwriter or agent. Also included in Investment banking revenues are fees earned from advisory activities. Investment banking revenues are presented gross of transaction related expenses and are recognized when the Company satisfies the performance obligations.

Foreign exchange

Assets and liabilities denominated in foreign currencies are revalued into U.S. dollars using the spot foreign exchange rates at the date of the Consolidated Statement of Financial Condition. Revenues and expenses denominated in foreign currencies are recorded in U.S. dollars using the effective spot foreign exchange rate at the date of the transaction.

Assets and liabilities of the Company's foreign subsidiary are translated from the Canadian ("CAD") functional currency into U.S dollars ("USD") using the period-end spot foreign exchange rates. The Company translates its balances into USD in accordance with the rules prescribed in ASC 830 *Foreign Currency Matters.*

Income taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"). ASC 740 prescribes the method to account for uncertainty in income tax positions taken or expected to be taken in a tax return by applying a "more likely than not" ("MLTN") criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances, and information available at the end of each period. A tax position that meets the MLTN recognition threshold is measured initially and subsequently as the largest amount of tax benefit that will likely be realized upon settlement with a taxing authority that has full knowledge of all the relevant information. The measurement of unrecognized tax benefits is adjusted when

2. Summary of Significant Accounting Policies (continued)

new information is available, or when an event occurs that requires a change. Deferred tax expenses or benefits are recognized in the Consolidated Statement of Financial Condition at amounts expected to be realized for the changes in deferred tax liabilities ("DTLs") or assets ("DTAs") between years. The Company recognizes the current and deferred tax consequences of all transactions in the Consolidated Statement of Financial Condition using the provisions of the currently enacted tax laws.

Accounting pronouncements adopted during 2019

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) ("ASU 2016- 02"). ASU 2016-02 (Topic 842) provides principle-based guidance that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right of-use asset representing its right to use the underlying asset for the lease term. Subsequently, the FASB issued ASU 2018-10, 2018-11, 2018-20, and 2019-01 for codification improvements related to ASU 2016-02. These ASUs increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. These ASUs permit existing lease transactions to continue their current accounting until maturity, termination or modification. The Company adopted the ASUs on April 1, 2019 and applied the ASUs on a modified retrospective basis. Refer to footnote 12 for these balances as of March 31, 2020.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326: Measurement of Credit Losses on Financial Instruments). This ASU requires a financial asset measured at amortized cost basis to be presented at the net amount expected to be collected, using the Current Expected Credit Losses ("CECL") model in measuring credit losses, and enhancement of disclosures regarding credit risk. Under CECL, expected credit losses will be measured using historical experience, current conditions, and reasonable and supportable forecasts. This ASU affects loans, debt securities, net investments in leases, off-balance-sheet credit exposures and any other financial assets that are not excluded from the scope, and that have the contractual right to receive cash. This ASU will be applicable for financial statements issued for fiscal years beginning after December 15, 2019. The Company adopted the ASU on April 1, 2020 and the adoption did not have a material impact on its Consolidated Statement of Financial Condition.

2. Summary of Significant Accounting Policies (continued)

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This ASU modifies the disclosure requirements for fair value measurements in order to improve the effectiveness of disclosure in the notes to financial statements by facilitating clear communication of the information required by U.S. GAAP that is most important to users of each entity's financial statements. This ASU will be applicable for financial statements issued for fiscal years beginning after December 15, 2019. The Company adopted the ASU on April 1, 2020 and the adoption did not have a material impact on its Consolidated Statement of Financial Condition.

3. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value

Financial instruments owned and financial instruments sold, not yet purchased, consist of agency and non-agency mortgage-backed securities, U.S. Treasury and federal agency securities, corporate debt, equity securities, asset-backed securities, derivative contracts, and municipal securities. Financial instruments sold, not yet purchased, represent the Company's obligation to acquire the securities at then prevailing market prices, which may differ from the amount reflected on the Consolidated Statement of Financial Condition. Financial instruments owned includes proprietary positions that have been pledged as collateral to counterparties on terms which permit the counterparties to sell or re-pledge the securities to others.

Financial instruments owned and financial instruments sold, not yet purchased, at fair value at March 31, 2020 consist of the following:

	Owned	Sold, not yet purchased
Mortgage-backed securities	$ 4,000,419	$ 105
U.S. Treasury and federal agency securities	1,527,755	1,306,237
Corporate debt	596,089	333,636
Equity securities	590,264	225,294
Asset-backed securities	108,221	-
Derivative contracts	95,392	214,018
Municipal securities	23,191	-
Total	$ 6,941,331	$ 2,079,290

4. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers

Receivables from and payables to brokers/dealers, clearing organizations and customers at March 31, 2020 consist of the following:

	Receivables	Payables
Brokers and clearing organizations	$ 4,226,608	$ 72,462
Securities failed to deliver/receive – customers	338,167	322,213
Securities failed to deliver/receive – brokers/dealers	161,156	288,787
Investment banking	83,368	56,990
Net receivable/payable for trades pending settlement	26,937	-
Futures customers	21,051	7,705,483
Other	3,331	29,480
Total	$ 4,860,618	$ 8,475,415

Amounts receivable from brokers and clearing organizations primarily represent balances receivable from futures exchanges. Included in this balance are receivables segregated or held in separate accounts under the Commodity Exchange Act in the amount of $3,694,465. Amounts payable to brokers and clearing organizations represent brokerage and execution fees payable to exchanges, primarily for futures business.

Securities failed to deliver or receive ("fails") represent receivable or payable balances, respectively, arising from transactions with customers and brokers/dealers that have not settled on settlement date. Fails open at March 31, 2020, which remained unsettled, do not have a material effect on the Company's Consolidated Statement of Financial Condition.

Receivables or payables arising from investment banking activities consist of fees and concessions earned or owed by the Company from its advisory services and participation in securities offerings as an underwriter or selling agent.

Net receivable for trades pending settlement is determined by the contract prices of securities to be delivered or received by the Company. Should a counterparty fail to deliver securities pending settlement to the Company, the Company may be required to purchase identical securities on the

4. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers (continued)

open market. Trades pending settlement at March 31, 2020 were settled without a material effect on the Company's Consolidated Statement of Financial Condition.

Receivables from and payables to futures customers represent balances arising in connection with futures transactions, including customer cash and related accrued interest balances, as well as gains and losses on open futures and options contracts. This balance includes $7,243,500 of customer segregated balances under the Commodity Exchange Act.

5. Short Term Borrowings

The Company, along with Mizuho Securities Co., Ltd. ("MHSC") and Mizuho International plc ("MHI"), may issue Medium Term Notes ("MTNs" or the "program") in amounts not to exceed $14,000,000 in the aggregate, as governed by a filing with the Luxembourg Stock Exchange. The program's prospectus was originally filed on April 20, 2010 and was most recently amended on January 17, 2020. The Company has the ability to issue notes with maturities between seven days and perpetuity and with interest rates that may be fixed, floating or zero coupon. In connection with the program, MHFG and Mizuho Bank Ltd. ("MHBK") have provided a "keep well agreement" that includes requirements to continue to own an indirect majority of the Company's voting shares and, if necessary, make available funds to meet payment obligations under the program by way of additional share capital or subordinated loans.

5. Short Term Borrowings (continued)

The Company has the following floating rate MTNs outstanding as of March 31, 2020:

Maturity Date	Interest Rate	Par Value
May 2020	1.10%	$ 27,250
July 2020	2.04%	40,000
July 2020	1.99%	50,000
August 2020	1.77%	45,000
November 2020	1.97%	25,000
December 2020	1.27%	20,000
February 2021	0.98%	230,500
		$ 437,750

Interest rates may be fixed, or may reset periodically, based on the three-month or one-month LIBOR plus a spread. The carrying value of the notes approximates fair value and is included within short term borrowings on the Consolidated Statement of Financial Condition.

On March 31, 2020, other short term borrowings are comprised of unsecured revolving bank loans totaling $374,288 with interest rates ranging from .08% to 1.99%.

6. Subordinated Borrowing

The Company has a $400,000 subordinated note payable to MHA that is set to mature in September 2022. The interest rate on the note is set based on one-month LIBOR plus a spread. This borrowing is subordinated to claims of general creditors, is covered by agreements approved by FINRA and the Chicago Mercantile Exchange, and is included in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, they cannot be repaid.

In addition, the Company has a $600,000 revolving subordinated loan facility with MHBK London branch ("MHBK London"), which can be utilized to meet regulatory capital requirements, when needed. There was no amount outstanding as of March 31, 2020.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

7. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies as part of its trading, clearing, financing, and general operations. At March 31, 2020, the Consolidated Statement of Financial Condition included the following balances with affiliates:

Assets

Cash and cash equivalents	$ 15,262
Securities purchased under agreements to resell	1,588,240
Securities borrowed	491,235
Financial instruments owned, at fair value	515
Receivables from brokers/dealers, clearing organizations and customers	297,874
Receivable from affiliates	26,537
Other assets	63

Liabilities

Short-term borrowings	$ 334,288
Securities sold under agreements to repurchase	150,425
Securities loaned	7,147
Financial instruments sold, not yet purchased, at fair value	22,969
Payables to brokers/dealers, clearing organizations and customers	784,687
Accrued interest and dividends payable	70
Accrued expenses and other liabilities	59,228
Subordinated borrowing	400,000

Cash and cash equivalents

At March 31, 2020, the cash and cash equivalent balances are with MHBK.

7. Related Party Transactions (continued)

Collateralized agreements transactions

At March 31, 2020, the collateralized agreements balances are mostly comprised of securities purchased, securities borrowed, and securities loaned with MCM and MHSC and are presented after netting.

Interest income from affiliates results from interest earned primarily on resale and securities borrowing transactions. The Company charges interest or fees to affiliates at the contracted rates stipulated in the resale and securities borrowed agreements.

Receivables from and payables to brokers/dealers, clearing organizations and customers

Receivables are primarily comprised of securities failed to deliver with affiliates and balances due from affiliates who have direct access to futures markets to which the Company does not. Payables are primarily comprised of balances due to affiliates who do not have direct access to futures markets to which the Company has access. The remainder of these balances includes clearing fees, underwriting fees, rebates and fees for support and services or shared resources.

Receivables from affiliates

Receivables from affiliates are primarily comprised of balances related to managerial and support services with Mizuho Bank USA for $13,549 at March 31, 2020.

Borrowings from affiliates

At March 31, 2020, the Company had a $400,000 subordinated note payable to MHA with accrued interest payable in the amount of $20.

In addition, the Company had $325,000 and $9,288 in short-term borrowings payable to MHBK London and MHBK, respectively.

8. Employee Compensation and Benefit Plans

Defined benefit plan

Qualifying employees of the Company are covered by three defined benefit plans sponsored by MHBK: Mizuho Bank, Ltd. pension plan, Fuji Bank, Ltd. Supplemental Executive Retirement Plan and Mizuho Bank, Ltd. Supplemental Executive Retirement Plan. The Company accounted for its participation in those plans as a participation in a multiemployer plan in accordance with ASC 715-30, *Compensation*.

Defined contribution plan

Substantially all employees of the Company are covered by the Company's deferred compensation defined contribution plan. The Company's discretionary contribution is based on eligibility and percentage of applicable employee compensation.

Deferred bonus plan

The Company maintains a deferred bonus plan (the "plan"). The plan defers a portion of certain annual bonuses (a "deferred award") based on the terms of the plan, payable in equal installments, with interest based on the Consumer Price Index - All Urban Consumers, over three years. Deferred awards are recognized in the Consolidated Statement of Financial Condition in the year vested. Employees must meet certain requirements to vest in and receive payment of a deferred award. Employees not meeting such requirements may forfeit all or a portion of their award. The Company's maximum future liability excluding interest under the plan at March 31, 2020 is $54,727 which results from deferred awards granted for the years ended March 31, 2017 through March 31, 2019. The payable for deferred awards that vested of $23,775 has been recognized in accrued expenses and other liabilities on the Consolidated Statement of Financial Condition for the year ended March 31, 2020.

Post-retirement health care plan

The Company has a defined benefit post-retirement health care plan (the "health care plan") that covers a limited group of employees meeting certain criteria. Health care plan benefits commence upon retirement from the Company and end at age of eligibility for coverage under Medicare or upon coverage of participants by another plan. Participants become eligible for plan benefits if they retire after reaching age 55 with 8 or more years of service. The health care plan is

8. Employee Compensation and Benefit Plans (continued)

noncontributory and is a continuation of the active employee medical and dental plans in which the Company pays substantially all eligible medical expenses. The Company does not currently fund this health care plan; benefits are paid as incurred. No assets have been segregated and restricted to provide for plan benefits.

The accumulated post-retirement benefit obligation ("APBO") is the present value of benefits earned as of the year-end "measurement date" based on employee service prior to that date. The APBO for the Plan at March 31, 2020 is $1,094, which is reported in accrued expenses and other liabilities in the Consolidated Statement of Financial Condition.

The following table provides a reconciliation of the changes in the APBO from April 1, 2019 through March 31, 2020:

Change in benefit obligation (APBO)		
APBO at the beginning of the period	$	1,034
Service cost		33
Interest cost		23
Actuarial loss		4
APBO at the end of the period	$	1,094

The funded status of the health care plan is the excess of the APBO over plan assets. The Company does not have assets segregated and restricted to provide post-retirement benefits; as such, the funded status of the health care plan is equal to the liability recorded as the APBO.

Assumptions

The weighted-average discount rate assumption used to determine the APBO and net periodic benefit cost was 3.35%. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. For measurement purposes, the annual rates of increase in the per capita cost of covered medical and dental claims assumed for the year ended March 31, 2020 were 5.90% and 4.70%, respectively. The medical and dental healthcare cost trend rates are assumed to be 5.66% and 4.70%, respectively, by the year ended March 31, 2021.

The medical and dental healthcare cost increase trend rates are both further assumed to gradually decrease to be 4.50% by the year ending March 31, 2038.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

8. Employee Compensation and Benefit Plans (continued)

As of March 31, 2020, the latest actuarial valuation date, a one-percentage-point change in assumed health care cost trend rates would have the following effects on the amounts reported for APBO and net periodic benefit cost:

	One Percentage Point Increase	One Percentage Point Decrease
Increase/(decrease) in total service cost and interest cost	$ 7	$ (6)
Increase/(decrease) in APBO	33	(31)

The estimated benefits expected to be paid are as follows:

Year ending March 31:	Amount
2021	47
2022	56
2023	67
2024	51
2025	76
2026-2028	431
	$ 728

9. Income Taxes

The Company is a single-member limited liability company, and as such, is a disregarded entity owned by MHA for U.S. corporate income tax purposes.

For the fiscal year ending March 31, 2020, the Company is included in MHA's federal, state and local income tax returns. In addition, the Company, as a division of MHA, files certain combined or unitary group tax returns for state and local income tax purposes. Pursuant to a federal, state and local tax sharing agreement, the Company computes its federal, state and local tax provision on a separate return basis which is then adjusted for the effect of filing in the combined or unitary

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

9. Income Taxes (continued)

group. This adjustment is computed on a consistent and equitable basis among the members of the combined or unitary tax groups. The Company's share of the combined or unitary state tax expense or benefit will be settled periodically with the lead filer of each combined or unitary income tax filing. At March 31, 2020, the Company had tax payables of $22,664 due to affiliates, which was recorded in accrued expenses and other liabilities in the Consolidated Statement of Financial Condition.

On March 27, 2020, the president of the United States signed The Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), and enacted comprehensive U.S. tax legislation, making broad and complex changes to the U.S. tax code. Management does not believe that the CARES Act will have a material impact on the Company.

The difference between taxes at the U.S. federal statutory rate and the effective rate is primarily due to the effects of state and local taxes, and reversal of base erosion and anti-abuse tax.

As of March 31, 2020, the Company had a net DTA of $46,011 consisting of a gross DTA of $61,888 and a gross DTL of $15,877. The resulting net asset is included in other assets in the Consolidated Statement of Financial Condition. The gross DTA results primarily from certain accrued expenses not currently deductible for tax purposes. The gross DTL results primarily from tax depreciation in excess of book depreciation.

The following table summarizes the activity related to Company's gross unrecognized tax benefits from April 1, 2019 to March 31, 2020:

Balance as of April 1, 2019	$	3,595
Increases related to prior year tax positions		–
Decreases related to prior year tax positions		–
Increases related to current year tax positions		369
Decreases related to current year tax positions		–
Decreases related to settlements with taxing authorities		(73)
Decreases related to lapsing of statute of limitations		–
Balance as of March 31, 2020	$	3,891

9. Income Taxes (continued)

The Company's total unrecognized tax benefits (including interest and penalties of $1,991) that, if recognized, would affect the Company's effective tax rate were $5,062 at March 31, 2020.

The Company does not believe that the total unrecognized benefits will significantly change within the next twelve months.

MHA's returns beginning with tax years ended March 31, 2017 remain subject to examination by federal, state and local tax authorities.

10. Financial Instruments

Derivative financial instruments

In the normal course of business, the Company enters into a variety of derivative financial instrument transactions. These derivative financial instruments typically include forward and futures contracts, options on equities and futures contracts, interest rate swaps, credit default swaps, foreign exchange contracts, and to-be-announced securities transactions ("TBAs"). The Company enters into derivative contracts to facilitate client transactions, conduct trading activities and to manage risk.

TBAs are forward contracts that give the purchaser/seller an obligation to receive/deliver mortgage securities in the future. The performance of the forward contracts is dependent on the financial reliability of the counterparty and exposes the Company to credit risk, which is limited to the unrealized gains recorded in the Consolidated Statement of Financial Condition. Market risk is substantially dependent upon the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

Option contracts allow the holder to purchase or sell financial instruments for cash at a specified price and within a specified period of time. When the Company is a seller of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instruments underlying the option.

Forward settling trades and futures contracts provide for the delayed delivery or purchase of financial instruments, commodities, or currencies at a specified future date at a specified price or yield. Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions.

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

10. Financial Instruments (continued)

Foreign exchange forward contracts are used to mitigate exposure to foreign exchange rate fluctuations. The Company enters into foreign currency forwards primarily to mitigate exposure to transactions and balances settling in Japanese Yen.

Credit default swaps ("CDS") are used to protect against the risk of default on a set of debt obligations issued by a specified reference entity or entities. The Company enters into credit default swaps primarily to mitigate credit risk on its corporate debt holdings. The Company buys protection in the course of these transactions, and may enter into a sell transaction with the same counterparty to close out the CDS position. As such, settlements under credit derivative contracts would be calculated after netting all derivative exposures with that counterparty in accordance with a related master netting agreement. Therefore, the Company's risk of loss on sold CDS positions is offset by protection purchased with the same counterparty.

Interest rate swaps are entered into between two counterparties, typically one on the "fixed leg" paying a fixed interest rate and one on the "floating leg" paying a floating rate based on a specified spread above a designated underlying rate, usually LIBOR. Interest rate swaps are primarily used to limit or manage exposure to fluctuations in interest rates. The Company enters into interest rate swaps to help manage its exposure to interest rate risk and as an interest rate swaps dealer.

The fair values of derivative financial instruments included in financial instruments owned and financial instruments sold, not yet purchased as of March 31, 2020 are as follows:

Derivatives not designated as hedging instruments under ASC 815-20

	Assets	Liabilities
TBA securities transactions	$ 92,116	$ 210,340
Options	1,778	798
Forward settling trades	747	2,880
FX forwards	481	–
Credit default swaps	270	–
Total fair value of derivatives	$ 95,392	$ 214,018

(In Thousands)

10. Financial Instruments (continued)

Financial instruments with off-balance sheet risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments including interest rate swap contracts, credit default swaps, foreign exchange contracts, and TBAs. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Consolidated Statement of Financial Condition at fair value as of March 31, 2020 and would incur a loss if the fair value of the securities increases subsequent to March 31, 2020.

In the normal course of business, the Company executes and clears futures, forwards, options, swaps and securities transactions for the accounts of its customers, primarily institutional investors, financial institutions and affiliates. Such transactions may expose the Company to off-balance sheet risk due to the possibility that the customer is unable to satisfy its obligations, and the Company has to purchase or sell the underlying financial instrument at a loss.

The Company provides securities as collateral to counterparties under repurchase agreements and securities lending transactions. In the event a counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess credit exposure.

Where the Company does not have direct access to certain futures markets, it utilizes clearing brokers. The Company guarantees to the respective clearing houses or other clearing brokers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges at which contracts are cleared.

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

10. Financial Instruments (continued)

Offsetting assets and liabilities

Derivative activities are transacted under legally enforceable master netting agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty. For purposes of the Consolidated Statement of Financial Condition, the Company offsets derivative assets and liabilities and cash collateral held with the same counterparty where it has such a legally enforceable master netting agreement.

In accordance with FASB ASC 210-20-45-1, Balance Sheet, Offsetting, Other Presentation Matters, the Company offsets repurchase and resale agreements on the Consolidated Statement of Financial Condition with the same counterparty where they have a legally enforceable master netting agreement and all criteria for netting have been met.

In accordance with FASB ASC 210-20-45-1, Balance Sheet, Offsetting, Other Presentation Matters, the Company offsets securities borrowed and securities loaned on the Consolidated Statement of Financial Condition with the same counterparty where they have a legally enforceable master netting agreement and all criteria for netting have been met.

The following table presents derivative instruments and securities financing agreements. Derivative instruments are included in financial instruments owned and financial instruments sold, not yet purchased as of March 31, 2020. Balances are presented on a gross basis, prior to the application of counterparty and collateral netting. Securities financing agreements are included on the Consolidated Statement of Financial Condition in securities purchased under agreements to resell or securities borrowed and securities sold under agreements to repurchase or securities loaned. These balances are presented on a gross basis, prior to the application of counterparty and collateral netting.

| | | | | Amounts not net (a) | | |
	Gross Assets	Amounts Offset (b)	Net Assets Recognized	Financial Instruments (c)	Collateral (d)	Net Exposure
Derivatives						
TBA Securities	$ 1,060,236	$ (968,120)	$ 92,116	$ –	$ –	$ 92,116
Options	1,778	–	1,778	–	–	1,778
Forward settling trades	747	–	747	–	–	747
FX forwards	481	–	481	–	–	481
Credit default swaps	270	–	270	–	–	270
Total derivatives	$ 1,063,512	$ (968,120)	$ 95,392	$ –	$ –	$ 95,392

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

10. Financial Instruments (continued)

	Gross Assets	Amounts Offset (b)	Net Assets Recognized	Amounts not net (a)		Net Exposure
				Financial Instruments (c)	Collateral (d)	
Securities purchased under agreements to resell	$ 48,780,669	$ (37,712,049)	$ 11,068,620	$ 508,578	$ 10,547,319	$ 12,723
Securities borrowed	6,445,794	(2,667,879)	3,777,915	675,350	2,996,866	105,699
Securities received as collateral, at fair value	256,044	–	256,044	–	256,044	–

(a) For some counterparties, the financial instruments and collateral not net on the Consolidated Statement of Financial Condition may exceed the net asset recognized. Where this is the case, the total amounts reported in these two columns are limited to the balance of the net assets recognized. As a result, a net amount is reported even though the Company, on an aggregate basis has received securities collateral with a total fair value that is greater than the funds provided to counterparties.

(b) Amounts relate to master netting agreements, which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting guidance or clearing organization agreements.

(c) These represent liabilities with the same counterparties that are not presented net on the Consolidated Statement of Financial Condition because all U.S. GAAP netting criteria were not met.

(d) These represent collateral values received on net assets recognized after consideration of liabilities with the same counterparties (note (c)).

	Gross Liabilities	Amounts Offset (f)	Net Liabilities Recognized	Amounts not net (e)		Net Amount
				Financial Instruments (g)	Collateral (h)	
Derivatives						
TBA Securities	$ 1,118,144	$ (907,804)	$ 210,340	$ –	$ –	$210,340
Options	798	–	798	–	–	798
Forward settling trades	2,880	–	2,880	–	–	2,880
Interest rate swaps	8,925	(8,925)	–	–	–	–
Total derivatives	$ 1,130,747	$ (916,729)	$ 214,018	$ –	$ –	$214,018

(In Thousands)

10. Financial Instruments (continued)

	Gross Liabilities	Amounts Offset (f)	Net Liabilities Recognized	Amounts not net (e) Financial Instruments (g)	Amounts not net (e) Collateral (h)	Net Amount
Securities sold under agreements to repurchase	$ 53,916,115	$ (37,712,049)	$ 16,204,066	$ 508,578	$ 15,054,914	$ 640,574
Securities loaned	4,747,396	(2,667,879)	2,079,517	675,350	1,366,778	37,389
Obligations to return securities received as collateral, at fair value	256,044	–	256,044	–	256,044	–

(e) For some counterparties, the financial instruments and collateral not net on the Consolidated Statement of Financial Condition may exceed the net liability recognized. Where this is the case, the total amounts reported in these two columns are limited to the balance of the net liability recognized. As a result, a net amount is reported even though the Company, on an aggregate basis, has pledged securities collateral with a total fair value that is greater than the funds owed to counterparties.

(f) Amounts relate to master netting agreements, which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting guidance or clearing organization agreements.

(g) These represent assets with the same counterparties that are not presented net on the Consolidated Statement of Financial Condition because all U.S. GAAP netting criteria were not met.

(h) These represent collateral values provided against net liabilities recognized after consideration of assets with the same counterparties (note (g)).

The following table presents the Company's gross obligation disaggregated by the class of collateral pledged and the remaining maturity of securities sold under agreements to repurchase and securities loaned at March 31, 2020:

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

10. Financial Instruments (continued)

	Remaining Contractual Maturity of Agreements				
	Open	**Overnight**	**< 30 Days**	**>30 Days**	**Total**
Securities sold under agreements to repurchase					
Collateral pledged:					
U.S. Treasury and federal agency securities	$ 283,074	$ 22,663,122	$ 9,234,548	$ 6,611,744	$ 38,792,488
Mortgage-backed securities	16,850	7,941,042	170,366	2,447,892	10,576,150
Equities	1,430,944	–	–	–	1,430,944
Municipal securities	–	755,152	150,009	389,333	1,294,494
Corporate debt	75,000	846,804	560	26,825	949,189
Asset-backed securities	8,114	10,992	48,754	804,990	872,850
Total	$ 1,813,982	$ 32,217,112	$ 9,604,237	$ 10,280,784	$ 53,916,115
Securities loaned					
Collateral pledged:					
U.S. Treasury and federal agency securities	$ –	$ 1,263,184	$ –	$ –	$ 1,263,184
Equities	1,934,670	9,899	374,443	1,163,961	3,482,973
Corporate debt	1,239	–	–	–	1,239
Total	$ 1,935,909	$ 1,273,083	$ 374,443	$ 1,163,961	$ 4,747,396

Concentrations of market and credit risk

The Company enters into transactions that involve varying degrees of both market and credit risk. The Company monitors its exposure to these risks on a daily basis through a variety of financial, security position and credit exposure reporting and control procedures.

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates and foreign currency exchange rates as well as market volatility and illiquidity. The Company manages market risk primarily by setting and monitoring

10. Financial Instruments (continued)

risk limits, scenario analysis (for historical events as well as potential adverse market conditions), review and analysis of large potential trades or new securitizations before the execution, regular review of the desk level portfolios and firm wide exposures to various risk factors, besides economically hedging its exposure to risk factors.

Credit risk is the risk of loss resulting from a counterparty's failure to meet its obligations. The Company is engaged in various trading and brokerage activities with brokers/dealers, banks and other institutions. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to manage credit risk based on the risk profile of the borrower or counterparty, repayment sources, the nature of underlying collateral, and other support given current events, conditions and expectations. The credit risk for derivatives is limited to the unsettled fair valuation gains recorded in the Consolidated Statement of Financial Condition. With respect to collateralized financing transactions, the Company continually monitors the value and adequacy of the collateral pledged by its counterparties. In addition, the Company enters into netting agreements to mitigate the credit risk and reduce the maximum amount of loss. Management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized trading activities is low.

11. Fair Value Measurements

ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date" or an "exit price". The objective of a fair value measurement is to determine this price.

The valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs, using techniques that are appropriate and for which sufficient data is available. Additionally, for inputs based on bid and ask prices, the price within the bid-ask spread that is most representative of fair value is used to measure fair value.

Fair value hierarchy

ASC 820 prioritizes the inputs used to measure fair value into three broad levels, assigning the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest to unobservable inputs (Level 3 measurements). If the inputs used to measure an asset or liability fall into different levels within the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement.

11. Fair Value Measurements (continued)

The three categories are as follows:

Level 1: Assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include U.S. Treasury Bills, on-the-run or recently issued U.S. Treasury bonds, notes, and strips. Also included in Level 1 are listed equity securities, consisting of common stock and ETFs, and TBAs.

Level 2: Assets and liabilities whose values are based on inputs that are observable either directly or indirectly, but do not qualify as Level 1 inputs. Level 2 assets and liabilities include primarily off-the-run U.S. Treasury bonds, notes, and strips, foreign treasury bills, federal agency obligations, pass-through mortgage-backed securities issued by U.S. government agencies or government sponsored entities, non-agency mortgage-backed securities, agency securities, corporate debt, and municipal securities. Also included in Level 2 assets and liabilities are interest rate swap contracts, credit default swap contracts, equity options and foreign exchange contracts.

Level 3: Assets and liabilities, whose values are based on inputs that are both unobservable and significant to the overall fair value measurement. The Company did not have any assets or liabilities measured at fair value using unobservable inputs or for which unobservable inputs were significant to their fair value measurement throughout the year or at March 31, 2020.

In determining the appropriate measurement levels, the Company performs analyses on the assets and liabilities subject to ASC 820 at the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy.

The following tables present the Company's major categories of assets and liabilities that are measured at fair value on a recurring basis using the above fair value hierarchy at March 31, 2020:

11. Fair Value Measurements (continued)

Assets	Level 1	Level 2	Level 3	Total
Financial instruments owned:				
Mortgage-backed securities	$ –	$ 4,000,419	$ –	$ 4,000,419
U.S. Treasury and federal agency securities	469,728	1,058,027	–	1,527,755
Corporate debt	–	596,089	–	596,089
Equities	590,264	–	–	590,264
Asset-backed securities	–	108,221	–	108,221
Derivative contracts	92,116	3,276	–	95,392
Municipal securities	–	23,191	–	23,191
Securities received as collateral:				
Equities	256,044	–	–	256,044
Securities segregated for regulatory purposes:				
U.S. Treasury and federal agency securities	50,000	–	–	50,000
Total	$ 1,458,152	$ 5,789,223	$ –	$ 7,247,375

Liabilities	Level 1	Level 2	Level 3	Total
Financial instruments sold, not yet purchased:				
U.S. Treasury and federal agency securities	$ 514,550	$ 791,687	$ –	$ 1,306,237
Corporate debt	–	333,636	–	333,636
Equities	225,294	–	–	225,294
Derivative contracts	210,351	3,667	–	214,018
Mortgage-backed securities	–	105	–	105
Obligations received as collateral:				
Equities	256,044	–	–	256,044
Total	$ 1,206,239	$ 1,129,095	$ –	$ 2,335,334

Valuation techniques

U.S. Treasury securities are measured at fair value using quoted prices for identical securities in active dealer markets. Federal agency securities are measured using a spread to the Treasury benchmark. Accordingly, U.S. Treasury securities are categorized in Level 1 of the fair value hierarchy when actively traded ("on-the-run"). Less actively traded ("off-the-run") U.S. Treasury and federal agency securities are categorized in Level 2 of the fair value hierarchy.

The fair values of securitized products, which include agency pass-through securities, collateralized mortgage obligations ("CMO"), non-agency residential mortgage-backed-securities ("RMBS"), asset-backed-securities ("ABS") and private label (non-agency) commercial mortgage-backed-securities ("CMBS"), are primarily based on actively traded markets where prices are based on either direct market quotes or observed transactions. Market

11. Fair Value Measurements (continued)

price quotes may not be readily available for some positions. These instruments are valued using vendor supplied models that estimate the fair value of the securities using observable prices of a liquid benchmark set, credit risk, interest rate risk and prepayment risk. The Company measures ABS using active markets and various deal level and tranche level characteristics. Most of the asset-backed-securities in inventory are collateralized loan obligations backed by corporate loans and bonds. As such, securitized products are categorized as Level 2.

The Company's corporate bonds largely consist of investment grade corporate bonds and notes. Corporate bonds are valued using third party market price quotations, recently executed transactions, or spread over the U.S. Treasury benchmark. As such, these securities are categorized as Level 2.

Equities include common stock and ETFs, which are all measured at fair value using quoted market prices from the exchanges on which they are traded. For ETFs, the Company uses the quoted prices for the underlying component stocks (fair value NAV price) for fair value measurement, which is consistent with how the Company would exit the position, by redeeming the shares for a basket of individual stocks. As such, these securities are categorized as Level 1.

Derivative contracts include interest rate swaps, credit default swaps and foreign currency forwards, which are measured using discounted cash flow calculations, based on observable inputs from the relevant interest/credit/exchange rate curves, which is considered a Level 2 measurement. The Company's derivative contracts also include TBAs, which are measured at fair value using market prices from broker markets. As such, TBAs are categorized as Level 1. Forward settling trades are measured using the underlying securities and may be Level 1 or Level 2. Equity options are measured using a Black-Scholes model and are categorized as level 2. The fair value of derivatives offset on the balance sheet is consistent with the leveling reported. Details of derivative contracts are disclosed in Footnote 10.

Municipal Securities are measured at fair value using quoted prices in active dealer markets, third party provided prices, recently executed transactions and spreads over taxable and tax free benchmark curves for comparable securities. These securities are classified as level 2.

11. Fair Value Measurements (continued)

Financial assets and liabilities not measured at fair value

Other financial instruments are recorded by the Company at contract amounts and include short-term borrowings, receivables from and payables to brokers, dealers, clearing organizations and customers, securities borrowed and securities loaned, securities purchased under agreements to resell, securities sold under agreements to repurchase, exchange memberships, accrued interest and dividends receivable, accrued interest and dividends payable, and subordinated borrowing. All financial instruments carried at contract amounts either have short-term maturities (one year or less), or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Transfers into/out of Levels 1 and 2

There have been no transfers between Levels 1 and 2 for the year ended March 31, 2020.

12. Leases

The Company's lessee arrangements consist of non-cancelable operating leases for office space. Upon the adoption of ASC 842, the Company recognized right-of-use assets and lease liabilities, which are recognized based on the present value of the remaining lease payments, discounted using the Company's incremental borrowing rates. The Company has sublease arrangements for portions of the space and lease term. At March 31, 2020 the amounts related to leases on the Consolidated Statement of Financial Condition are as follows:

	Amount
Other assets – ROU assets	$ 24,377
Other liabilities and accrued expenses – Lease liabilities	29,346
Weighted average:	
Remaining lease terms, in years	8.90
Discount rate	2.95%

12. Leases (continued)

At March 31, 2020 the future minimum rental payments for the Company's operating leases with initial terms in excess of one year, as follows:

Year ending March 31:		Amount
2021	$	4,524
2022		3,207
2023		3,189
2024		3,133
2025		3,213
Thereafter		12,594
Total undiscounted cash flows		29,860
Less: Implied Interest		(514)
Amount on balance sheet	$	29,346

13. Commitments and Contingencies

The Company is legally obligated to return certain premises to original condition. In accordance with ASC 410, *Asset Retirement Obligations*, the Company initially recognized the fair value of these liabilities for asset retirement obligations of $1,160. The Company recognized corresponding assets for these amounts and capitalized these costs on the Consolidated Statement of Financial Condition. These amounts are amortized on a straight line basis over the life of the leases. The Company will recognize additional accretion costs of $302 for assumed inflation rates to be accreted on a straight line basis over the life of the leases, resulting in an asset retirement obligation of $1,457. This amount is recorded in accrued expenses and other liabilities on the Consolidated Statement of Financial Condition.

The Company has provided letters of credit in connection with leases for its New York and Boston offices in the amount of $824 and $18, respectively. These letters of credit are collateralized by U.S. Treasury securities.

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. There are no open commitments at March 31, 2020.

13. Commitments and Contingencies (continued)

Litigation

In accordance with the provisions of ASC 450, Contingencies ("ASC 450"), the Company accrues for a litigation-related liability when the assessed likelihood of realizing a future loss is probable and the amount of loss can be reasonably estimated. In applying these principles, the information available may indicate that the estimated amount of loss is within a range of amounts. When an amount within a range of loss is identified as the most likely result within the range, that amount is accrued by the Company.

The Company is involved in litigation arising in the normal course of business. It is the opinion of management that the ultimate resolution of such litigation will not have a material adverse effect on the Company's Consolidated Statement of Financial Condition.

Exchange Member and Central Clearing Organization Guarantees

The Company is a member of various exchanges and central clearing organizations that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Consolidated Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Affiliate Guarantees

In connection with the Company's memberships in central clearing organizations, the Company acts in the capacity of "sponsor" to two affiliates that wish to clear transactions through the central counterparty where the Company has a membership. As a sponsor, the Company may be required to provide collateral or assume other trade-related responsibilities on behalf of the affiliate.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

14. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by Rule 15c3-1. This method requires that the Company maintain minimum net capital, as defined, equivalent to the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to the Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 ("Rule 15c3-3), or 8% of the total risk maintenance margin requirement for positions carried in customer and non-customer accounts pursuant to the Commodity Exchange Act, plus excess margin collected on securities received on resale agreements, as defined.

At March 31, 2020, the Company's net capital of $905,319 was $528,236 in excess of the required amount of $377,083. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the SEC and other regulators.

15. Subsequent Events

Under the provisions of ASC 855, *Subsequent Events* ("ASC 855"), companies are required to evaluate events and transactions that occur after the balance sheet date but before the date the Consolidated Statement of Financial Condition is issued, or available to be issued in the case of non-public entities. As such, the Company is required to evaluate and recognize in the Consolidated Statement of Financial Condition the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including estimates inherent in the Consolidated Statement of Financial Condition's preparation.

The Company is monitoring the recent outbreak of the coronavirus, or COVID-19, which has adversely affected global economic conditions. As these conditions continue, they could negatively impact financial results. The extent to which this may affect the Company's financial condition will depend on future developments, which are highly uncertain at this time.

The Company evaluated events subsequent to March 31, 2020 through June 1, 2020, the date on which the Consolidated Statement of Financial Condition is available to be issued. There were no other material recognizable or non-recognizable subsequent events during this period.